ESTIMATE OF SIGNIFICANT CHANGES IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PRIOR PERIOD.

        Revenues are estimated to increase by $24.4 million, or 7.4%, in fiscal 2005, as compared to fiscal 2004. The increase in fiscal 2005 was due to the prior period only including eleven months of activity from our acquisition of Hein Gericke, PoloExpress and IFW on November 1, 2003, our foreign sales benefiting from a stronger Euro as compared to the U.S. dollar, and increased sales at our aerospace segment.

        Operating loss is estimated to be approximately $23 million for 2005, as compared to $8.4 million in 2004. The increase in operating loss in 2005, as compared to 2004, was due primarily to an estimated $13.4 million increase in operating loss at our sports and leisure segment.

        The total tax provision for fiscal 2005 is estimated to be $0.9 million, representing $2.1 million of foreign taxes and $0.3 million of state taxes in continuing operations, offset partially by a $1.4 million tax benefit in discontinued operations. In 2004, we recorded an income tax benefit of $24.2 million ($10.8 million in continuing operations and $13.4 million in discontinued operations) which resulted from the tax effect from the carryback of net operating losses of $39.4 million, and a $13.4 million favorable resolution of a tax audit.

        Earnings from discontinued operations for fiscal 2005 is estimated to be $10.8 million, as compared to a loss of $2.4 million in 2004.

        The aforementioned items results in our net loss, which is estimated to be approximately $22 million for 2005, as compared to net income of $3.4 million in fiscal 2004.